UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 5)

                                 Thermedics Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   883901-10-0
                                 (CUSIP Number)


                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                July 20, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC; 00
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          27,633,124
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           27,633,124
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                     10    SHARED DISPOSITIVE POWER


                           0
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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                           27,633,124
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           66.3%
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            14             TYPE OF REPORTING PERSON *

                           CO
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      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermedics Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in June 1997, of more than one percent.

      The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Person has expended approximately $22,553,390 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. In addition, the Shares described in Item 6 relating to the acquisition by the Issuer of TMO TCA Holdings Inc. from the Reporting Person were acquired as consideration for the sale of TMO TCA Holdings Inc. to the Issuer.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 27,633,124 Shares, or approximately 66.3% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 540,382 Shares or approximately 1.5% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 378,250 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         4,500
Peter O. Crisp                                           35,602
Elias P. Gyftopoulos                                     10,048
George N. Hatsopoulos                                    63,681
John N. Hatsopoulos                                      64,630
Frank Jungers                                             9,050
Paul F. Kelleher                                         20,360
Earl R. Lewis                                                 0
Robert A. McCabe                                          6,998
Frank E. Morris                                           4,500
Donald E. Noble                                          14,173
Robert W. O'Leary                                             0
Hutham S. Olayan                                          4,500
Peter G. Pantazelos                                      18,144
William A. Rainville                                          0
Arvin H. Smith                                           91,290
Richard F. Syron                                              0
Roger D. Wellington                                       4,500
John W. Wood Jr.                                        188,406
All directors and current executive                     540,382
officers as a group (19 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 4,500, 10,050, 4,500, 50,000, 50,000, 4,500, 19,000, 4,500, 4,500, 4,500, 4,500, 82,500, 4,500,
130,700, and 378,250 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Pantazelos, Mr. Smith and all directors and current executive officers as a group include 1,635, 1,737, 1,294, 1,952, 1,445 and 8,063 full Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan ("ESOP"). Shares beneficially owned by Mr. Crisp include 7,447 Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 562 Shares held by his spouse and 92 Shares allocated to the account of his spouse maintained pursuant to the Reporting Person's ESOP. Shares beneficially owned by Mr. Jungers include 1,550 Shares held by Mr. Jungers' spouse. Shares beneficially owned by Mr. Wood include 2,600 Shares held by him as custodian for two minor children.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:


     Date          Amount       Price Per Share          Transfer Type
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06/30/98              25,500        $12.56         Open Market Purchase
07/03/98             280,000        $13.25         Open Market Purchase
07/09/98               4,900        $12.35         Open Market Purchase
07/10/98             203,300        $12.44         Open Market Purchase
07/13/98               4,200        $12.15         Open Market Purchase
07/14/98               8,200        $12.35         Open Market Purchase
07/15/98             132,400        $12.62         Open Market Purchase
07/16/98               2,500        $12.44         Open Market Purchase
07/17/98             204,400        $12.50         Open Market Purchase
07/20/98              10,700        $12.70         Open Market Purchase
07/21/98              79,400        $12.22         Open Market Purchase
07/22/98              99,900        $12.11         Open Market Purchase
07/23/98             250,100        $12.06         Open Market Purchase
07/24/98              28,000        $11.99         Open Market Purchase
07/27/98              17,300        $11.77         Open Market Purchase
07/28/98              39,200        $11.88         Open Market Purchase
07/29/98             243,000        $12.48         Open Market Purchase
07/30/98             126,700        $12.73         Open Market Purchase
07/31/98              54,700        $12.25         Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The following is added as the first paragraph of Item 6:

     The Issuer's Board of Directors has voted to issue 4,880,553 Shares to the Reporting Person in exchange for 100% of the stock of TMO TCA Holdings Inc., which is the beneficial owner of 3,355,705 shares of the common stock, $.10 par value per share, of Thermo Cardiosystems Inc., a majority-owned, publicly traded subsidiary of the Issuer. The Issuer's issuance of the 4,880,553 Shares to the Reporting Person is subject to the approval by the Issuer's shareholders of the listing of such Shares on the American Stock Exchange. The vote to approve such listing is assured as a result of the Reporting Person's majority ownership of the Issuer, and thus such Shares have been treated by the Issuer as already issued and outstanding.

     The former first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 27,633,124 Shares beneficially owned by the Reporting Person, 100,175 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 36,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 50,000
Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 50,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 9,050 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 82,500 Shares within 60 days; Mr. John W. Wood, Jr. has the right to acquire 130,700 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 19,000 shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: August 7, 1998                         THERMO ELECTRON CORPORATION



                                             By:   /s/Kenneth J. Apicerno
                                                  Kenneth J. Apicerno
                                                  Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                      Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                   Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                       Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:                        Director, Thermo Electron

     Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

Donald E. Noble:                        Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                       Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                    Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                  Director, Chairman of the Board
                                        and Chief Executive Officer,
                                        Thermo Electron
John N. Hatsopoulos:                    Director, President and Chief
                                        Financial Officer, Thermo Electron
Peter G. Pantazelos:                    Executive Vice President, Corporate
                                        Development, Thermo Electron
Arvin H. Smith:                         Executive Vice President, Thermo
                                        Electron
Earl R. Lewis:                          Senior Vice President, Thermo
                                        Electron
William A. Rainville:                   Senior Vice President, Thermo
                                        Electron
John W. Wood Jr.:                       Senior Vice President, Thermo
                                        Electron
Paul F. Kelleher:                       Senior Vice President, Finance &
                                        Administration and Chief Accounting
                                        Officer, Thermo Electron